June 8, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sears Hometown and Outlet Stores, Inc.
Registration Statement on Form S-1
Filed April 30, 2012
File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated May 30, 2012, relating to the Registration Statement on Form S-1, File No. 333-151051, filed on April 30, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on April 30, 2012.

General

1.	Please revise the registration statement to include all information, including exhibits, required by Form S-1 and complete all blanks in the registration statement. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

In response to the Staff’s comment, the Company confirms that it will include all information, including exhibits, required by Form S-1 and will complete all blanks in the Registration Statement prior to requesting effectiveness or distributing the prospectus.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

The Company further acknowledges that the Staff will require sufficient time to review the Registration Statement before declaring the Registration Statement effective.

2.	We note that you appear to qualify as an emerging growth company, as such term is defined in Securities Act Section 2(a)(19). We have the following comments as a result of such status.

•	Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

•	Please describe how and when a company may lose emerging growth company status;

•	Please briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

•	Please disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act, or the Act.

•

If you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please include risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates.”

As discussed with the Staff on May 30, 2012, the Company does not believe it qualifies as an “emerging growth company,” as such term is defined in Securities Act Section 2(a)(19).

3.	Please include an outside back cover page to the prospectus. Please include on the outside back cover page the dealer prospectus delivery obligation language set forth in Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included an outside back cover page to the prospectus that includes the dealer obligation language set forth in Item 502(b) of Regulation S-K.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

4.	We note ESL’s affiliation with you and its participation in the rights offering and have the following comments.

•

We note that the prospectus contemplates both a primary offering of the subscription rights by Sears Holdings to its shareholders and a secondary offering of the subscription rights by ESL. Please revise so that the registration statement includes two separate prospectuses – one for the primary offering and one for the secondary offering.

•	Please provide us with your analysis for why you have not named ESL as an underwriter in connection with any resales by ESL of the subscription rights issued to it.

•

We note the disclosure on page 6 that any resales by ESL of the subscription rights will be on a “continuous or delayed basis.” Please tell us which paragraph of Securities Act Rule 415(a)(1) you intend to rely on for the transaction.

•

We note the disclosure on page 6 that any resales by ESL of the subscription rights will be “at prevailing market prices, at prices related to the prevailing market prices or at privately negotiated prices.” Please provide us with your analysis of how you intend to comply with Securities Act Rule 415(a)(4) for an at the market offering.

•

We note that it appears that Sears Holdings and ESL engaged in discussions regarding the rights offering before the filing of the registration statement. Please provide us with your analysis for whether such discussions constituted a transaction between Sears Holdings and ESL that started privately and, accordingly, must be completed privately instead of being registered by the registration statement. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

In response to the Staff’s comments:

•	The Company respectfully advises the Staff that it has revised the registration statement such that it no longer seeks to register any subscription rights for resale.

•	The Company respectfully advises the Staff that it has revised the registration statement such that it no longer seeks to register any subscription rights for resale.

•	The Company respectfully advises the Staff that it has revised the registration statement such that it no longer seeks to register any subscription rights for resale.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

•	The Company respectfully advises the Staff that it has revised the registration statement such that it no longer seeks to register any subscription rights for resale.

•

The Company respectfully advises the Staff that discussions with Edward S. Lampert, Chairman of the Board of Sears Holdings and Chairman and Chief Executive Officer of ESL, did not constitute a transaction between Sears Holdings and ESL that started privately and, accordingly, must be completed privately instead of being registered by the Registration Statement. In conjunction with the regular performance of his duties as Chairman of the Board of Sears Holdings, Mr. Lampert took part in a number of discussions with members of the Board of Sears Holdings and management regarding the possibility of Sears Holdings raising capital for Sears Holdings and separating the assets and businesses that will constitute the Company, and the possibility of effecting such separation through a rights offering to holders of Sears Holdings common stock or other capital raising transaction. In addition to his role as Chairman of the Board of Sears Holdings, Mr. Lampert is also Chairman and Chief Executive Officer of ESL, which controls Sears Holdings as a result of its beneficial ownership of approximately 62% of Sears Holdings outstanding shares of common stock. During these discussions, Mr. Lampert expressed that, should Sears Holdings choose to proceed with the rights offering as a means to separate the Company and to raise additional capital, he intended to cause ESL to exercise the basic subscription rights held by it in full and to cause ESL to over-subscribe to the maximum amount of shares available to it, subject to the successful completion of the separation transactions. No solicitation of an offer to buy was made to Mr. Lampert or ESL by Sears Holdings. Since Sears Holdings was aware of this intent, Sears Holdings believed that the prudent course of action would be to disclose it publicly at the time it announced its intention to proceed with the rights offering and in the Registration Statement.

Since Mr. Lampert’s disclosure of his and ESL’s intentions were made unsolicited and in conjunction with the regular performance of his duties as Chairman of the Board of Sears Holdings, there was no offering of securities and no transaction between Sears Holdings and ESL. Based on the foregoing, the Company respectfully submits that it does not believe that Question 134.02 of the Division’s Compliance & Disclosure Interpretations is applicable to the current offering.

5.	With a view towards clarifying your current disclosure, please tell us whether the shares of common stock to be sold to shareholders of Sears Holdings that exercise their subscription rights will consist solely of your outstanding shares currently held by Sears Holdings or will consist of both your outstanding shares currently held by Sears Holdings and new shares that you will issue to Sears Holdings. If you intend to issue new shares to Sears Holdings, please tell us when any such issuance will occur.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the shares of common stock to be sold to holders of rights who exercise their subscription rights in the right offering will consist solely of outstanding shares of the Company that are currently held by Sears Holdings, as such number may be adjusted prior to effectiveness of the Registration Statement as a result of one or more stock splits, and that no new shares will be issued or outstanding as a result of the rights offering.

6.	Please provide us with your analysis for why you have not named Sears Holdings as an underwriter in connection with any resales by Sears Holdings of your common stock to shareholders of Sears Holdings upon their exercise of subscription rights.

In response to the Staff’s comment, the Company has revised the disclosure to identify that Sears Holdings may be an underwriter in connection with the sale of the Company’s common stock.

Forepart of Registration Statement

7.	Please revise the fee table to clarify the portion of each class of securities that is being registered as part of a primary offering and as part of a secondary offering. We note, for example, the disclosure on page 90 that you are registering the resale of subscription rights on behalf of ESL. Please clarify whether the subscription rights being registered relate solely to such resale, or if they also include a primary offering of subscription rights by Sears Holdings to its shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the registration statement such that it no longer seeks to register any subscription rights for resale.

Outside Front Cover Page of Prospectus

8.	Please clarify in the penultimate paragraph the time period covered by the subscription period

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the prospectus to clarify the time period covered by the subscription period.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

Dividend Policy, page 48

9.	We note that to the extent you incur indebtedness in connection with the separation transactions you expect to use all or a portion of the proceeds of the indebtedness to fund a cash dividend to Sears Holdings to be paid prior to consummation of the rights offering. Here and elsewhere as appropriate, please revise your disclosure to clarify whether you may incur such indebtedness and pay such dividend even if Sears Holdings determines not to close the rights offering.

In response to the Staff’s comment, the Company has revised the disclosure to indicate that the consummation of any indebtedness transaction would be contingent upon the substantially concurrent consummation of the rights offering and the separation transactions. As a result, no indebtedness would be incurred and no dividend paid if Sears Holdings determines not to consummate the rights offering.

Selected Historical Financial and Other Data, page 50

10.	Please consider presenting pro forma earnings per share for the most recent annual period and any subsequent interim period reflecting the shares outstanding immediately prior to your rights offering. We believe that this provides useful information to your investors when deciding whether to purchase your common stock. Please also apply this comment to your presentation of Summary Historical Financial and Other Data on page 12.

In response to the Staff’s comment, the Company respectfully submits that it is still in the process of determining the distribution ratio and post-distribution capitalization figures. The Company confirms that it will include pro forma earnings per share for the most recent annual period and any subsequent interim period reflecting the shares outstanding immediately prior to the rights offerings after making such determinations. The Company will also provide such pro forma earnings per share information in the Summary Historical Financial and Other Data table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

11.	Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect your liquidity, capital resources or results of operations. See Section III.B of Release No. 33-6835 (May 18, 1989), Item 303(a)(1)-(3) of Regulation S-K, and Instruction 3 to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the acquisition of merchandise and its related impact on results of operations.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

12.	We note that your stores are operated by independent authorized dealers, independent franchisees, and by you. We have the following comments:

•

Given the difference in business models associated with these different types of stores, please separately disclose the number of dealer stores, franchisee stores, and company-owned stores and the related revenues for each type of store for each period presented.

•

If practical, please also quantify the amount of gross margin and selling and administrative expenses related to each type of store; otherwise, please provide qualitative indicators of the extent to which each type of store contributes to your expenses and the types of expenses associated with each type of store. For example, we assume that the majority of the expenses related to your dealer and franchise stores are for commissions, and we believe that quantifying the amount of revenue related to these stores and the amount of commission expense incurred would assist your investors in better understanding the underlying drivers behind your results.

•

To the extent that there are significant changes or trends in revenues or expenses associated with a particular type of store, please expand your analysis of results of operations to describe the underlying factors that contributed to such changes. Additionally, to the extent that you expect such changes in the future, please describe this to your investors. We note your disclosure on page 69 that you expect to continue to convert your home appliance showrooms and hardware stores to a franchise model, and it is unclear from your current disclosures how this ongoing conversion of stores to a franchise model has impacted your historical operating results or will impact your future operating results. Refer to Instruction 3 to Item 303(a) of Regulation S-K.

The Company’s Hometown and Hardware stores operate through three operating models: independently-owned authorized dealers, independently-owned franchisees and Company owned and operated stores. Each operating model has substantially similar economic characteristics. At the end of fiscal 2011, there were 976 independently-owned authorized dealer operated stores, 63 independently-owned franchisee operated stores and 119 Company owned and operated stores. The independently-owned stores represented approximately 83% of the Company’s merchandise sales for fiscal 2011 whereas the Company-operated stores represented approximately 17% of the Company’s merchandise sales for fiscal 2011. The Company requires all independent owners to operate their stores according to the Company’s standards and policies. For example, the owners must display the required merchandise, offer all required products and services and use the Company’s point of sale system. Also, the Company has the right to approve advertising, promotional and marketing materials and imposes certain advertising requirements on the owners.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

The primary difference between independently-owned stores and Company-owned stores is that the Company is responsible for rent and payroll costs in Company-owned stores. Independent owners are responsible for the rent in their stores and the payroll of their associates. In addition, the Company pays commissions to authorized dealers and franchisees through a common commission structure. The commission expense for stores converted from Company operated to either an authorized dealer or franchisee is generally in line with the costs of payroll and rent prior to the transition. As disclosed in the Registration Statement, the Company’s intent is to continue to convert Home Appliance Showrooms and Hardware stores to the franchise model. As noted in the response to comment 45, the Company does not believe that the franchise fees received to date and those expected to be received in the future have had or will have a significant impact on the Company’s results of operations. Once the franchise fee has been received, the store is run consistent with the Company’s authorized dealer locations.

The Company establishes selling prices for all merchandise. In addition, each sales transaction is rung on the Company’s point of sale system. Merchandise is primarily procured through the Company’s merchandise agreement with Sears Holdings and owned by the Company. In addition, the merchandise sales price and merchandise cost of sales is consistent for each type of product the Company sells across all three store models.

The store counts and corresponding merchandise sales amounts for fiscal 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Merchandise Sales
Dealer	$1,360,129	$1,365,428	$1,294,760
Franchise	23,317	43,527	143,974
Company	427,819	401,655	296,882

Total	$1,811,265	$1,810,610	$1,735,616

Store Count
Dealer	906	939	976
Franchise	9	17	63
Company	158	147	119

Total	1,073	1,103	1,158

While the operating structures of the stores may be different, the predominant model is owner-operated stores. In addition, since the merchandise sales price and merchandise cost of sales is consistent across all stores, the Company believes each model has similar economic characteristics. Accordingly, the Company does not believe the operating model is a distinguishing factor that requires additional disclosure.

Impacts from Our Separation from Sears Holdings, page 53

13.

We note that you expect to incur one-time information technology costs related to the separation of approximately $6.0 million to $7.0 million. Please revise your disclosure here or in another appropriate location in your filing to better explain

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

why you will incur these significant one-time costs. In this regard, you disclose elsewhere in your filing that Sears Holdings will continue to provide you with information technology services following the separation, so it is unclear from your disclosures what has changed to trigger these one-time costs.

In response to the Staff’s comment, the Company has revised the disclosure to provide an explanation of the one-time costs related to the separation. While Sears Holdings will continue to provide information technology services, these one-time costs include the segregation of Company data contained within information technology systems of Sears Holdings and the application of security requirements to protect the segregated data and allow employees of the Company secured access to the Company data within Sears Holdings’ information technology systems.

Results of Operations, page 54

14.	We note that you present Adjusted EBITDA on a consolidated basis and for each of your segments; however, you have only provided a reconciliation to net income for the consolidated amount. Since the only measure of segmental profit or loss disclosed in Note 8 to your financial statements is operating income, your segmental Adjusted EBITDA does not appear to be a segmental measure in conformity with ASC 280. If you wish to continue to present these non-GAAP measures, please provide a reconciliation of the segmental Adjusted EBITDA amounts to the most directly comparable GAAP financial measure. Refer to Item 10(e) of Regulation S-K and Question 104.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, the Company has deleted all references to segment Adjusted EBITDA.

Business Segment Results, page 57

2011 Compared to 2010 – Sears Hometown and Hardware, page 57

Net Sales, page 57

15.	We note your reference to sales from new store openings for both this segment and your Sears Outlet segment. Since you have described these new store openings as a significant underlying factor that contributed to the change in your net sales, please quantify both the number of new stores opened and the amount of net sales generated from those new stores. To the extent that the change in total stores for each segment as currently presented in your tables on pages 57 and 58 is comprised of offsetting new store openings and store closings, you may wish to separately quantify the number of new store openings and store closings to clearly convey to your readers the changes in the number of stores and how those changes impacted your net sales.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the impact of new store openings.

Gross Margin, page 57

16.	Please clarify your disclosure to indicate whether the $12.1 million store closure charges and $11.7 million of expenses related to the Shop Your Way Rewards program are the amount of expenses incurred in 2011 or the increase in these types of expenses as compared to the amounts incurred in 2010. Since it appears you have disclosed the amount of 2011 store closure expenses and you did not have a similar type of expense in prior years, please better explain what changed in 2011 that caused you to incur these costs. If you incurred expenses for the first time in 2011 related to the Shop Your Way Rewards program, please better explain what changed in 2011 that caused you to incur these costs. Furthermore, if you incurred expenses in prior years related to the Shop Your Way Rewards program and the amount disclosed here is the amount by which this expense increased, please explain why this expense increased in light of the fact that your revenues have decreased.

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the $12.1 million related to store closures and $11.7 million of expenses related to the Shop Your Way Rewards program.

2011 Compared to 2010—Sears Outlet, page 59

Net Sales, page 59

17.	Please expand your explanation for why same store sales increased by 8.7% in 2011. In this regard, it is unclear from your current disclosures why the lack of government sponsored appliance stimulus programs in 2011 led to a decrease in home appliance sales for your Sears Hometown and Hardware segment, but you had an increase in home appliance sales for your Sears Outlet segment. It is also unclear from your current disclosures why weather related conditions caused a decrease in lawn and garden sales for your Sears Hometown and Hardware segment, but you had an increase in lawn and garden sales for your Sears Outlet segment. Since it appears that significantly different factors drive the sales of each of these segments, please more clearly explain the differing factors that influence the sales of each segment.

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the impact of the government-sponsored

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

appliance stimulus program in 2010 and weather-related conditions in the southwest region of the country. The Company has also expanded the discussion related to the 8.7% comparable store sales increase at Sears Outlet.

Gross Margin, page 59

18.	Please clarify whether you incurred expenses in prior years related to the Shop Your Way Rewards program and quantify the amount of such expenses for each year. If you incurred expenses for the first time in 2011 related to the Shop Your Way Rewards program, please better explain what changed in 2011 that caused you to incur these costs.

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the expenses related to the Shop Your Way Rewards program.

19.	We note that for each of the three years presented, the gross margin rate for your Sears Outlet segment was significantly higher than the gross margin rate for your Sears Hometown and Hardware segment. Please expand your disclosures to better explain why this occurs and to provide your readers with enough context that they can evaluate the likelihood that this pattern will continue in the future.

In response to the Staff’s comment, the Company has revised the disclosure to include additional discussion related to the gross margin rate for Sears Outlet.

Business, page 65

20.	Please disclose whether the competitive assertions noted below represent your management’s reasonable belief or are based on third-party data. If they represent your management’s reasonable belief, then please disclose the basis for such belief. If they are based on third-party data, then please disclose the source.

•	Statement on page 68 that Sears Outlet is a “leading appliance retailer” and a “preeminent liquidation channel of value-priced home appliances.”

•	Statement on page 68 that “[m]ajor appliance vendors are increasingly dependent on Sears Outlet for liquidation of secondary, off-price product.”

In response to the Staff’s comment, the Company has revised the disclosure to clarify that Sears Outlet is one of the nation’s largest chain retailers of outlet-value home appliances. The basis for this statement is that Sears Outlet liquidates all of the distressed merchandise of Sears, which is the largest appliance retailer in the United States. Sears Outlet also purchases significant amounts of distressed merchandise from other major manufacturers, such as Whirlpool and LG. The Company has also revised the disclosure to clarify that Sears Outlet has become increasingly relevant to major appliance vendors as a liquidation channel of outlet-value appliances. The basis for this statement is management’s belief that Sears Outlet is the only outlet-value chain with a nationwide store presence in the United States that the Company is aware of.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In addition, the Company has revised the disclosure to delete the statement that “major appliance vendors are increasingly dependent on Sears Outlet for liquidation of secondary off-price product.”

Real Property, page 71

21.	Please disclose the percentage of stores for which you have been unable to obtain landlord consent for assignment or sublease, as of the latest practicable date. Please also disclose whether the failure to obtain such consent and the loss of such stores would materially affect your results of operations.

In response to the Staff’s comment, the Company has revised the disclosure to include placeholders, to be filled in prior to requesting effectiveness, for the percentage of stores for which it has been unable to obtain landlord consent for assignment or sublease, and to clarify that the Company believes that the failure to obtain such consent and the loss of such stores will not materially affect the Company’s results of operations.

Management, page 73

Policy and Procedures Governing Related Party Transactions, page 75

22.	We note your disclosure that the board of directors will adopt a written policy regarding transactions with related parties. Please disclose your policies and procedures for the review, approval or ratification of transactions with related parties, whether or not such policies and procedures are in writing. See Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company expects its Board of Directors to adopt, orally or in writing, policies and procedures for the review, approval or ratification of transactions with related parties after the completion of the rights offering. The Company does not expect to adopt such policies and procedures until after the consummation of the rights offering and separation of the Company from Sears Holdings.

Security Ownership of Certain Beneficial Owners and Management, page 78

23.	Please revise footnote (1) to disclose the natural persons with sole or shared investment or voting power over Tynan LLC. Please also clarify Mr. Crowley’s role in the group identified in footnote (1).

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure to reflect that Tynan LLC and Mr. Crowley are no longer members of the ESL group, as disclosed in the Schedule 13D/A filed by ESL on June 6, 2012.

24.	Please revise to clarify, if true, that Bruce K. Berkowitz and Bruce R. Berkowitz are the same person.

In response to the Staff’s comment, the Company has revised the reference to Mr. Berkowitz.

Certain Relationships and Related Party Transactions, page 80

25.	Please tell us when you plan to enter into the separation agreement and the other agreements with Sears Holdings related to the separation and update the related disclosure in your filing. Please also disclose here and elsewhere as appropriate, the effect of the cancellation of the rights offering on the separation agreement and the other agreements with Sears Holdings related to the separation.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the timing of the execution and effectiveness of the separation agreement and the other agreements with Sears Holdings relating to the separation.

As disclosed, the separation agreement and the other agreements to be entered into with Sears Holdings relating to the separation will become effective only upon the consummation of the rights offering and the completion of the separation. Therefore, the cancellation of the rights offering would prevent the separation agreement and the other agreements to be entered into with Sears Holdings relating to the separation from becoming effective.

26.	Please disclose the dollar amounts associated with each related party agreement. See Item 404(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to disclose that although specific total dollar amounts related to each agreement are not practicable to quantify or estimate, they all relate to a single material relationship with a related party upon which the Company expects to rely significantly on in order to continue its operations and to obtain and sell a significant majority of its merchandise following the separation.

Plan of Distribution, page 90

27.	Please provide us with your analysis for why you believe Sears Holdings’ directors and officers may freely transfer their subscription rights.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully submits that it believes that all of the officers and directors of Sears Holdings may freely transfer their subscription rights pursuant to Rule 144, subject to applicable volume and manner of sale restrictions. This is because the subscription rights will be distributed pursuant to an effective registration statement. Consequently, the Company believes the rights received by Sears Holdings directors and officers would not be “restricted securities” under Rule 144 but are instead control securities. As a result, the Company respectfully submits that the holding period requirements of Rule 144(d) should not be applicable. In addition, given that the issuer of the rights, Sears Holdings, has been a reporting issuer for a period in excess of 90 days prior to the distribution and has filed all required reports under Section 13 or 15(d) of the Exchange Act, the current public information requirements of Rule 144(c) have been satisfied. As a result of the above, the Company respectfully submits that the only restrictions that such holders of control securities would need to abide by in order rely on Rule 144 are the volume and manner of sale restrictions under Rule 144(e) and Rule 144(f). It is expected that, as of the record date, only two of Sears Holdings’ directors and officers will hold in excess of 1% of the shares of Sears Holdings outstanding common stock.

In addition, the Company has revised the disclosure to clarify that Sears Holdings’ directors and officers may freely transfer their subscription rights subject to applicable volume and manner of sale restrictions under Rule 144 of the Securities Act.

The Rights Offering, page 92

Method of Exercising Subscription Rights, page 96

28.	Please disclose how purchasers of subscription rights, who may not be either registered holders or beneficial owners of Sears Holdings common stock, can exercise their subscription rights. Please also add a Question and Answer and revise “Summary—The Rights Offering” for this scenario.

In response to the Staff’s comment, the Company has revised the disclosure to clarify how purchasers of subscription rights may exercise such subscription rights.

Foreign Stockholders, page 100

29.	We note that Sears Holdings will not mail the prospectus or rights certificates to certain individuals. Please tell us how you intend to notify such individuals of their rights regarding the subscription rights without such documents.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the subscription agent will provide notice of the rights offering to foreign stockholders of Sears Holdings.

Material United States Federal Income Tax Considerations, page 103

30.	Please file the opinion required by Item 601(b)(8) of Regulation S-K covering the material tax consequences of the transaction being registered by the registration statement. See Section III.A.2 of and footnote 39 to Staff Legal Bulletin No. 19. Please also file the required consent. See Section IV of Staff Legal Bulletin No. 19. For an opinion subject to uncertainty, please provide the additional disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

In response the Staff’s comment, the Company respectfully submits that it intends to file a tax opinion and related consent and has revised the disclosure to provide the disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

Shares Eligible for Future Sale, page 109

Sale of Restricted Securities, page 109

31.	We note that you intend to disclose the amount of shares that will be outstanding after the rights offering. Please also disclose the amount of such outstanding shares that will be freely tradable and that will not be freely tradable. See Item 201(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to include placeholders, to be filled in prior to requesting effectiveness, for the amount of outstanding shares that will be freely tradable and that will not be freely tradable after the rights offering.

Financial Statements, page F-1

General

32.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

In response to the Staff’s comment, the Company has included first quarter 2011 and 2012 financial information and confirms it will continue to update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

33.	Based on your disclosure on page 2 under the heading “The Separation” and the similar disclosure in Note 1 to these financial statements under the heading “Description of the Business and the Separation,” it appears that Sears Holdings has not yet contributed the assets and liabilities of its Sears Hometown and Hardware and Sears Outlet businesses to you. If our understanding is correct, please tell us whether this contribution will occur prior to your request for effectiveness of this registration statement. If this contribution will not occur prior to your request for effectiveness of this registration statement, we would generally expect you to present the separate financial statements of the registrant and of the entities to be contributed in this reorganization of entities under common control. Alternatively, if you believe that combined financial statements are appropriate based on your particular facts and circumstances, you may submit a waiver request to our Division’s Office of the Chief Accountant.

In response to the Staff’s comment, the Company respectfully submits that, Sears Holdings intends to complete the contribution concurrent with the Company’s request for effectiveness of this registration statement. The combining entities, other than the recently formed registrant, have always been, and for all periods presented, wholly-owned subsidiaries of Sears Holdings.

In addition, the Company intends to include the separate financial statements of the legal registrant, Sears Hometown and Outlet Stores, Inc. in an amendment to the Registration Statement prior to requesting effectiveness.

34.	Since it appears that the entities presented in these combined financial statements have not yet been legally combined, and there appears to be no guarantee that Sears Holdings will contribute its Sears Hometown and Hardware and Sears Outlet businesses to you, please explain to us how your auditors were able to opine on the combined financial statements of Sears Hometown and Outlet Stores, Inc.

In response to the Staff’s comment, the Company respectfully submits that, as described in Note 1, the combined financial statements reflect the Sears Hometown and Hardware and Sears Outlet businesses which are expected to be transferred to the Company in connection with the separation from Sears Holdings. The financial statements for these businesses have been carved-out from the consolidated financial statements and accounting records of Sears Holdings and reflected at carrying values based on historical cost. They have been presented on a combined basis as the businesses are under common control and ownership of Sears Holdings.

The combined financial statements do not include the legal registrant Sears Hometown and Outlet Stores, Inc. which was incorporated in April of 2012. The audit report, combined financial statement titles and the description in footnote 1 have been revised to clarify that the combined financial statements represent the “combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings.”

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

35.	Please confirm to us, if true, that the combining entities other than the recently formed registrant have been in existence and 100% owned by Sears Holdings for all periods presented.

In response to the Staff’s comment, the Company confirms that the combining entities, other than the recently formed registrant, have been in existence and 100% owned by Sears Holdings for all periods presented.

Combined Balance Sheets, page F-4

36.	We note your presentation of a single equity account titled Divisional Equity. Please explain to us how you considered the guidance in Rule 5-02.29 and 5-02.30 of Regulation S-X. If necessary, explain to us in better detail how you determined the financial statements of the Sears Hometown and Hardware and Sears Outlet businesses.

As discussed in the response to comment 34, the combining entities represent the Sears Hometown and Hardware and Sears Outlet businesses that have been carved out from the consolidated financial statements and accounting records of Sears Holdings. Accordingly, the Company has presented divisional equity in the combined financial statements.

Notes to Combined Financial Statements, page F-7

Note 2 – Significant Accounting Polices, page F-7

Merchandise Inventories, page F-8

37.	Considering merchandise inventory accounts of 60% of your total assets at year end, please tell us how you determined that you did not need to provide a rollforward of your inventory allowance for shrinkage and obsolescence. Additionally, please consider disclosing the amount of inventory held at dealers and franchisees on a consignment basis.

In response to the Staff’s comment, the Company has revised the disclosure of the merchandise inventories accounting policy to include the inventory allowances for shrinkage and obsolescence balances of $6 million and $12 million at January 29, 2011 and January 28, 2012, respectively. The Company respectfully submits that it does not consider these amounts to be material and have not provided a rollforward of the balance. The Company has also revised the disclosure to provide the inventory balance of each segment. By providing further breakdown of inventory balances, the Company respectfully submits that it does not see a need to further disclose consigned inventory held at dealers and franchisees.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

38.	We note that you record a liability for costs associated with location closings when management makes the decision to exit a location. Please note that under ASC 420, these costs should be recorded at the point in time when the liability is incurred. It is unclear to us that a decision by management to exit a location, in and of itself, results in the incurrence of a liability. Please better explain to us, and revise your disclosure to clarify, how you determine the point at which to record these costs.

In response to the Staff’s comment, the Company respectfully submits that costs associated with location closings include employee severance, inventory markdowns, other costs, including liquidation fees, and future lease costs. Employee severance represents a contractual termination benefit. ASC 712-10-25-2 states, in part, “An employer that provides contractual termination benefits shall recognize a liability and a loss when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated.” As the Company’s loss with respect to severance benefits is probable and reasonably estimable at the time management makes the decision to exit a location, the Company records a liability for employee severance at this time in accordance with ASC 712-10. When the Company’s management makes the decision to exit a location, it is known that a store will be closed and inventory will be sold through the store closing liquidation process. Therefore, at this time, evidence exists that the utility of the goods has diminished and inventory markdowns related to location closings are recorded in accordance with ASC 330-10-35. Other costs are recorded in the period they are incurred, which is generally the same reporting period in which the Company’s management makes the decision to exit a location. The Company records a liability for future lease costs (net of estimated sublease income) when the Company ceases to use the location, consistent with the disclosure and in accordance with ASC 420-10-25-13.

In addition, the Company has revised the disclosure to include compensation costs and to more clearly indicate that these costs are recorded when the liability is incurred.

Goodwill Impairment Assessments, page F-10

39.	We note that your goodwill resides in your Sears Hometown reporting unit. Please tell us how you considered whether the individual Sears Hometown stores constitute reporting units under ASC 350-20.

In response to the Staff’s comment, the Company respectfully submits that the Company applied the guidance in ASC 350-20-35-33 through 35-36 to identify reporting units. First, the Company identified Sears Hometown, Sears Hardware and Sears Outlet

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

as operating segments in accordance with ASC 280. Individual stores do not represent operating segments as operating results of individual stores are not regularly reviewed by the chief operating decision maker. Second, the Company considered whether individual stores (a) constitute a business, (b) have discrete financial information, or (c) are reviewed regularly by segment management. The Company determined that although individual stores have certain inputs such as long-lived assets (buildings), employees (store associates) and access to customers through continuity of locations, they lack many elements of a sustainable business that are more than minor in nature such as senior management, supply contracts, and corporate-level processes (procurement, distribution, marketing, etc). Therefore, the Company is of the view that individual stores do not constitute businesses as defined by ASC 805-10-55. In addition, while certain discrete financial information is available for individual stores, the Company’s segment management does not regularly review the operating results of individual stores. Based on the aforementioned considerations, the Company determined that individual Sears Hometown stores do not constitute reporting units.

Warranty Reserves, page F-11

40.	Please provide all of the disclosures required by ASC 460-10-50-8 concerning product warranties or explain to us why this information is not applicable to you.

In response to the Staff’s comment, the Company has revised the disclosure to include the disclosures required by ASC 460-10-50-8.

Insurance Programs, page F-11

41.	We note that you have historically participated in Sears Holdings’ insurance programs, and after the separation, you expected to enter into your own insurance contracts. Please tell us and disclose if material, the amount of insurance expense incurred in periods presented and the annualized amount you expect to incur after the separation. If the amounts incurred following separation are expected to be substantially higher, please discuss this in MD&A.

In response to the Staff’s comment, the Company has revised the disclosure regarding insurance and respectfully submits that it does not believe the amounts to be incurred following the separation are substantially different from the amounts included in the historical financial statements.

Revenue Recognition, page F-11

42.	We note on page 1 that you provide your customers with access to a full suite of services, including home delivery and installation and product protection agreements. Please provide us with your analysis of whether you have any multiple element arrangements. If so, please expand your accounting policy to more clearly explain your accounting for each element within these arrangements.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully submits that it is a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. In addition to merchandise, the Company provides customers with access to a full suite of services, including home delivery and handling and extended service contracts. These services are provided to customers by Sears Holdings, and the Company earns a commission from Sears Holdings for selling the services. The Company recognizes revenue from such commissions at the point of sale as the Company is not the primary obligor with respect to such services and has no future performance obligations with respect to such services.

In addition, the Company has revised the disclosure to provide further detail about commissions earned on services and extended service contracts.

43.	If not addressed in your response to the above comment, please expand your revenue recognition policy to disclose your revenue recognition policy for commissions on services and extended services service contracts. Please ensure that your revenue recognition policy describes any deferred revenue.

As discussed in the response to comment 42, the Company recognizes revenue from commissions at the point of sale as the Company is not the primary obligor with respect to such services and has no future performance obligations with respect to such services.

44.	We note that you recognize revenue from retail operations at the later of the point of sale or the delivery of goods to the customer. Based on your disclosures elsewhere that inventory is placed in dealer and franchise stores on consignment, we assume that you recognize revenue at the point of sale to the end user or the delivery of goods to the end user, and that “customer” is not intended to signify dealer or franchise stores. Please revise your disclosures to clarify this matter for your investors.

In response to the Staff’s comment, the Company has revised its disclosure to include that the Company recognizes revenues from retail operations at the later of the point of sale or the delivery of goods to the end user.

45.	We note on page 70 that your franchise agreements obligate your franchisees to pay you certain fees, including an initial franchise fee, training fee, transfer fee and successor franchise fees. Please tell us how you account for each of these fees in accordance with ASC 952-605. Please also tell us how much franchisee fee revenue was earned for all periods presented, and if the amount was significant, please disclose your accounting policy for these revenues.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully submits that the Company receives an initial franchise fee when each franchise commences operations. The initial fee is recognized as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied. Initial franchise fee revenue of $175,000, $175,000 and $1,000,000 were recorded as earned during the years ended January 30, 2010, January 29, 2011 and January 28, 2012, respectively. The Company has recorded unearned initial franchise fees of $270,000 and $70,000 as of January 29, 2011 and January 28, 2012, respectively, for fees collected from franchisees prior to the Company having substantially performed or satisfied all material services or conditions relating to the sales of those franchises. The Company has not collected any training fees, transfer fees or successor franchise fees. These additional fees, if collected in the future, are not expected to have a significant impact on the Company’s results of operations. As a result, the Company does not consider these amounts to be material and as such respectfully submits that it does not believe additional disclosure is necessary.

46.	We note that you accept Sears Holdings gift cards as tender for purchases. Please tell us whether you will continue to do this following the separation. If not, please discuss in MD&A the impact that this change is expected to have on your future results of operations.

In response to the Staff’s comment, the Company respectfully submits that the Company will continue to accept Sears Holdings gift cards as tender for purchases and will settle this activity with Sears Holdings on a regular basis. As such, the Company does not expect this to have any impact on future results of operations.

Reserve for Sales Returns and Allowances, page F-11

47.	Please quantify for us your reserve for returns and allowances for each year presented. If the amount is significant, please tell us how you considered quantifying this for your investors.

In response to the Staff’s comment, the Company has revised its disclosure to include the reserves for returns and allowances of $1 million at January 29, 2011 and January 28, 2012.

Note 5 – Income Taxes, page F-15

48.	Please tell us why you have foreign income tax expenses since it does not appear that you have any foreign operations.

In response to the Staff’s comment, the Company respectfully submits that the foreign income tax expense mentioned in Note 5 – Income Taxes relates to activity for stores located in Puerto Rico and Guam.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

Note 7 – Store Closing Charges and Severance Costs, page F-18

49.	We note that during 2011 you made the decision to close 84 stores in your Sears Hometown and Hardware segment. Please tell us how you considered whether each store represents a component of an entity under ASC 205-20.

In response to the Staff’s comment, the Company respectfully submits that ASC 205-20-20 states that, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” While certain discrete financial information is available for individual stores, such information is primarily related to merchandise sales, cost of goods sold, occupancy related expenses, and certain payroll related expenses. Individual stores do not have operations and cash flows that can be clearly distinguished from the rest of the entity. Therefore, the Company respectfully submits that it does not believe that individual stores represent components under ASC 205-20. Had the Company determined that individual stores represent components under ASC 205-20, and therefore qualify for consideration as discontinued operations, the effect on results of operations of the 84 stores which were closed would have been immaterial. Additionally, it is likely that significant cash inflows will be recognized as a result of a migration of revenues from the closed stores, which the Company believes indicates that discontinued operations presentation is not appropriate in accordance with ASC 205-20.

Note 8 – Summary of Segment Data, page F-19

50.	You disclose on page 52 that the Sears Hometown and Hardware segment includes Sears Hometown Stores, Sears Hardware Stores, and Sears Home Appliance Showrooms. We note that this footnote discusses the aggregation of the Sears Hometown and Sears Hardware business formats. Please tell us whether Sears Home Appliance Showrooms represent a separate operating segment which also has been aggregated in your Sears Hometown and Hardware reportable segment or whether these showrooms are considered a part of your Sears Hometown operating segment or Sears Hardware operating segment. If Sears Home Appliance Showrooms is not a separate operating segment, tell us why as it appears that this business may meet the criteria in ASC 280-10-50-1.

In response to the Staff’s comment, the Company respectfully submits that Sears Home Appliance Showrooms are considered part of the Sears Hometown operating segment. The Company identified Sears Hometown, Sears Hardware and Sears Outlet as operating segments in accordance with ASC 280-10-50-1, which states that, “an operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) its discrete financial information is available.” In addition, the Company determined that Sears Home Appliance Showrooms is not an operating segment because its operating results are not regularly reviewed by the chief operating decision maker, rather, they are included in the results of the Sears Hometown operating segment. Although the Sears Home Appliance Showrooms assortment is primarily focused on home appliances, the stores are run consistently with other Sears Hometown locations and analyzed in the same manner.

51.	Please provide us with your analysis under ASC 280-10-50-11 supporting aggregation of Sears Hardware, Sears Hometown, and Sears Home Appliance Showrooms, if applicable.

In response to the Staff’s comment, the Company respectfully submits that the Company identified Sears Hometown, Sears Hardware and Sears Outlet as operating segments in accordance with ASC 280. The Company then reviewed the aggregation criteria of paragraph ASC 280-10-50-11, and concluded that Sears Hometown and Sears Hardware have similar characteristics and may be aggregated into one reportable segment. The rationale for the conclusion to aggregate the Sears Hometown and Sears Hardware operating segments into one reportable segment is as follows:

Economic Characteristics

The economic characteristics of Sears Hometown and Sears Hardware stores are similar because both Sears Hometown and Sears Hardware:

•	Earn revenues and profits from the sale of merchandise directly to retail customers;

•	Are located in smaller communities and neighborhoods;

•	Carry a similar array of products;

•	Have the same prices and costs for products;

•	Sell Sears’ brands such as Craftsman and Kenmore; and

•	Source merchandise through Sears Holdings.

The financial results and economic prospects of these operating segments are highly correlated, as product development and marketing initiatives for the Sears brands impact these operating segments results of operations in a similar manner. Retail sales of such brands, whether through the store, catalog, Internet, or home delivery, are generally highly correlated with general economic trends, as well as customer acceptance and demand for such brands.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

Nature of products and services

The same types and brands of products are sold through the Sears Hometown and Sears Hardware formats, as described in the economic characteristics section above.

Nature of production process

Sears Hometown and Sears Hardware source their merchandise from Sears Holdings. Sears Holdings sources its merchandise from vendor groups and has centralized buying groups which purchase the merchandise to be sold in all formats whether it be a full line store, a specialty store or through catalogs/online.

Type or class of customer

Sears Hometown and Sears Hardware stores primarily target the same retail class of customer. Both formats are located in smaller communities and neighborhoods and carry similar types of products and brands.

Methods to distribute the products and services

Sears Hometown and Sears Hardware stores distribute products to the retail customer. Customers can shop online or in a retail store. Additionally, the customer can choose how to receive the item purchased. The products can be delivered to the customer’s home, purchased at a store, purchased online and picked up at a store, etc.

Product pricing is also consistent among the various formats and with various distribution methods. For example, a product purchased online and picked up in a store would be priced consistent with the same product in the retail store.

Regulatory environment

Sears Hometown and Sears Hardware are subject to similar state and federal laws applicable to retailers, including price integrity, sales frequency, sales tax collection, customer privacy, product liability, employment matters and other similar regulations affecting a consumer-focused, workforce-driven organization.

Other factors supporting aggregation which are consistent with the objectives of ASC 280 – Marketing/merchandising - An integrated merchandising/marketing strategy is used domestically by the Company. For example, both Sears Hometown and Sears Hardware sell Sears’ proprietary brands. Additionally, customers have the option to buy online at Sears.com and pick the merchandise up at the store.

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Mara L. Ransom	June 8, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Robert A. Riecker, Interim Financial Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holdings Corporation

Enclosures

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